EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Advaxis, Inc. on Form S-3 File No. 333-226988 and Form S-8 File Nos. 333-130080, 333-193007, 333-197465, 333-204939, 333-210285, 333-217218, 333-222483, 333-223851, and 333-239469 of our report, dated January 22, 2021, with respect to our audits of the financial statements of Advaxis, Inc. as of October 31, 2020 and 2019 and for each of the two years in the period ended October 31, 2020, which report is included in this Annual Report on Form 10-K of Advaxis, Inc. for the year ended October 31, 2020.

Our report on the financial statements refers to a change in the method of accounting for leases in 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective November 1, 2019 using the modified retrospective transition approach.

/s/ Marcum llp

Marcum llp

New York, NY

January 22, 2021